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NOVAMERICAN STEEL INC.
2003 First Quarter Report
For the three months ended March 1, 2003

2003 First Quarter Report

For the three months ended March 1, 2003

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

First Quarter Results

        Net income for the first quarter increased by $0.1 million, or 5.8% to $1.6 million, or $0.17 per share, versus $1.5 million, or $0.16 per share, for the same period in 2002.

        During the quarter, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets". This change in accounting policy increased first quarter earnings by approximately $80,000, or $0.01 per share.

        Tons sold and processed in the first quarter of 2003 increased by 69,817 tons, or 20.5%, to 409,651 tons from 339,834 in the first quarter of 2002.

        Sales for the first quarter increased by $15.1 million, or 15.4%, to $112.8 million from $97.7 million for the same period in 2002.

        The gross margin for the first quarter 2003 decreased to 20.2% from 22.4% in 2002.

Operations

        Despite continuing pressure in the market place, a weak economy and worse than usual winter conditions in most of its market areas, the Company posted its 21st consecutive profitable quarter since its initial public offering in October 1997. Within this context, management is pleased with the results of the first quarter.

New and planned facilities

        The new 158,000 sqft. facility in Montreal is on schedule and is expected to begin production by mid 2003.

Outlook

        Future flat-rolled prices remain uncertain after falling during the fourth quarter of 2002 and the first quarter of 2003. The Company expects a continued environment of weak demand.

D. Bryan Jones
Chairman of the Board
President and Chief Executive Officer

Dorval, Québec
April 1, 2003

All dollar amounts are expressed in U.S. dollars.

The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

Novamerican Steel Inc. and Subsidiaries

2003 First Quarter Report

In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings

(unaudited)

	Three months ended
	March 1, 2003	February 23, 2002
	$	$
Net sales	112,773	97,689
Cost of sales	90,013	75,798

Gross margin	22,760	21,891

Operating expenses
Plant	8,267	7,479
Delivery	3,863	3,798
Selling	2,833	2,748
Administrative and general	4,816	4,380

	19,779	18,405

Operating income	2,981	3,486

Interest expense	1,284	1,261
Share in income of joint ventures	(147)	(27)

	1,137	1,234

Income before income taxes and minority interest	1,844	2,252
Income taxes	216	686

Income before minority interest	1,628	1,566
Minority interest	—	(27)

Net income	1,628	1,539

Basic and diluted income per share	$0.17	$0.16

Weighted average number of shares outstanding	9,700,000	9,700,000

Comprehensive income
Net income	1,628	1,539

Changes in cumulative translation adjustment	3,085	(1,069)
Change in unrealized loss on interest rate swap, net of deferred taxes	(176)	(95)

	4,537	375

Retained earnings
Balance, beginning of period	98,789	78,671
Net income	1,628	1,539

Balance, end of period	100,417	80,210

Tons sold	193,079	196,131
Tons processed	216,572	143,703

	409,651	339,834

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended
	March 1, 2003	February 23, 2002
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,628	1,539
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	1,645	1,491
Share in income of joint ventures	(147)	(27)
Deferred income taxes	(307)	181
Minority interest	—	27
Gain on disposal of property, plant and equipment	(4)	—
Changes in working capital items
Accounts receivable	(70)	(46)
Income taxes receivable	(1,230)	512
Inventories	(4,491)	(877)
Prepaid expenses and other	(1,382)	122
Accounts payable and accrued liabilities	(3,807)	(6,749)
Income taxes payable	(3,780)	—

Net cash used for operating activities	(11,945)	(3,827)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	(2,278)	—
Investment in a joint venture	—	(450)
Additions to property, plant and equipment	(2,338)	(1,482)
Proceeds from disposal of property, plant and equipment	4	31
Other assets	(2)	26

Net cash used for investing activities	(4,614)	(1,875)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in bank indebtedness	13,428	97
Proceeds from long-term debt	1,292	447
Repayment of long-term debt	(1,770)	(1,310)

Net cash from (used for) financing activities	12,950	(766)

Effect of exchange rate changes on cash and cash equivalents	193	(114)

Net decrease in cash and cash equivalents	(3,416)	(6,582)
Cash and cash equivalents, beginning of period	7,590	10,534

Cash and cash equivalents, end of period	4,174	3,952

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	1,385	1,332

Income taxes paid	4,117	1,000

Consolidated Balance Sheets

(unaudited)

	March 1, 2003	February 23, 2002	November 30, 2002
	$ (unaudited)	$ (unaudited)	$ (audited)
ASSETS
Current assets
Cash and cash equivalents	4,174	3,952	7,590
Accounts receivable	69,989	58,891	67,580
Income taxes receivable	1,196	807	—
Inventories	94,709	68,430	87,672
Prepaid expenses and other	2,183	1,347	784
Deferred income taxes	1,167	137	1,149

	173,418	133,564	164,775
Investments in joint ventures	11,598	9,826	11,451
Property, plant and equipment	83,945	73,223	81,290
Goodwill, net of accumulated amortization	12,629	10,953	12,420
Other assets	1,651	2,173	1,769

	283,241	229,739	271,705

LIABILITIES
Current liabilities
Current portion of long-term debt	7,637	5,781	7,472
Bank indebtedness	17,605	7,143	3,534
Accounts payable and accrued liabilities	59,651	45,198	63,254
Income taxes payable	—	—	3,710

	84,893	58,122	77,970
Long-term debt	62,111	60,519	62,067
Fair value of interest rate swap	2,682	1,373	2,289
Deferred income taxes	9,151	6,879	9,512
Minority interest	—	2,803	—

	158,837	129,696	151,838

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	100,417	80,210	98,789
Accumulated other comprehensive loss	(4,417)	(8,571)	(7,326)

	124,404	100,043	119,867

	283,241	229,739	271,705

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
2175 Hymus Boulevard
Dorval, Québec
Canada    H9P 1J8
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

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2003 First Quarter Report For the three months ended March 1, 2003